TERMS AND CONDITIONS OF THE NOTES

The following (subject to completion and amendment, and other than the words in italics) is the text of the Terms and Conditions of the Notes which will be attached to the Certificates representing the Global Notes and endorsed on the definitive Certificates issued in respect of Notes should definitive Certificates be issued.

The €600,000,000 5.75 per cent. Notes due 2017 (the “Notes”, which expression includes any further notes issued pursuant to Condition 13 (Further issues) and forming a single series therewith) of ASML Holding N.V. (the “Issuer”) are the subject of a fiscal agency agreement dated June 13, 2007 (as amended or supplemented from time to time, the “Agency Agreement”) between the Issuer, Deutsche Bank AG, London Branch as fiscal agent (the “Fiscal Agent”, which expression includes any successor fiscal agent appointed from time to time in connection with the Notes) and the paying agents named therein (together with the Fiscal Agent, the “Paying Agents”, which expression includes any successor or additional paying agents appointed from time to time in connection with the Notes). Certain provisions of these Conditions are summaries of the Agency Agreement and subject to its detailed provisions. The holders of the Notes (each a “Noteholder” and together, the “Noteholders”) and the holders of the related interest coupons (the “Couponholders” and the “Coupons”, respectively) are bound by, and are deemed to have notice of, all the provisions of the Agency Agreement applicable to them. Copies of the Agency Agreement are available for inspection by Noteholders during normal business hours at the Specified Offices (as defined in the Agency Agreement) of each of the Paying Agents, the initial Specified Offices of which are set out below.

1.	Form, Denomination and Title

The definitive Notes are in bearer form in the denominations of €50,000 and integral multiples of €1,000 in excess thereof up to and including €99,000, with Coupons attached at the time of issue. Title to the Notes and the Coupons will pass by delivery. The holder of any Note or Coupon shall (except as otherwise required by law) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership or any other interest therein, any writing thereon or any notice of any previous loss or theft thereof) and no person shall be liable for so treating such holder.

2.	Status

The Notes constitute direct, unsecured, unconditional and unsubordinated obligations of the Issuer which will at all times rank pari passu among themselves and at least pari passu with all other present and future unsecured and unsubordinated obligations of the Issuer, save for such obligations as may be preferred by mandatory provisions of law.

3.	Negative Pledge

So long as any Note remains outstanding (as defined in the Agency Agreement),

(a)	the Issuer will not secure by mortgage, lien, pledge or other security interest upon the whole or part of its assets or revenues any present or future Public Debt (as defined below) of the Issuer or any Subsidiary; and

(b)	the Issuer shall procure that none of its Subsidiaries will secure by mortgage, lien, pledge or other security interest upon the whole or part of its assets or revenues any present or future Public Debt (as defined below) of the Issuer or any Subsidiary, without at the same time securing the Notes equally and rateably with such Public Debt or providing such other security as the Noteholders may approve by Extraordinary Resolution (as defined in the Agency Agreement).

For the purpose of this Condition 3 (Negative Pledge) “Public Debt” means any loan, debt, guarantee or other obligation which is represented by bonds or notes or other securities which have an initial life exceeding two years and which as of its date of issue is a type of security which is capable of being listed on any stock exchange or over-the-counter or other generally recognised securities market but, for the avoidance of doubt, excluding any debt that is in the nature of a loan from a bank or other lender, whether or not such debt is traded, singly or in combination with other indebtedness.

In these Conditions:

“Person” means any individual, company, corporation, firm, partnership, joint venture, association, organisation, state or agency of a state or other entity, whether or not having separate legal personality; and

“Subsidiary” means, in relation to any Person (the “first Person”) at any particular time, any other Person (the “second Person”):

(a)	whose affairs and policies the first Person controls or has the power to control, whether by ownership of share capital, contract, the power to appoint or remove members of the governing body of the second Person or otherwise; or

(b)	whose financial statements are, in accordance with applicable law and generally accepted accounting principles, consolidated with those of the first Person.

4.	Interest

The Notes bear interest from June 13, 2007 (the “Issue Date”) at the rate of 5.75 per cent. per annum, (the “Rate of Interest”) payable in arrear on June 13 in each year (each, an “Interest Payment Date”), subject as provided in Condition 6 (Payments).

Each Note will cease to bear interest from and including the due date for redemption unless, upon due presentation, payment of principal is improperly withheld or refused, in which case it will continue to bear interest at such rate until whichever is the earlier of (a) the day on which all sums due in respect of such Note up to that day are, upon due presentation, paid and (b) the day which is seven days after the Fiscal Agent has notified the Noteholders that it has received all sums due in respect of the Notes up to such seventh day (except to the extent that there is any subsequent default in payment).

If interest is required to be paid in respect of a Note for a period of less than a full year, it shall be calculated by applying the Rate of Interest to the principal amount of such Note, multiplying the product by the relevant Day Count Fraction and rounding the resulting figure to the nearest cent (half a cent being rounded upwards), where:

“Day Count Fraction” means, in respect of any period, the number of days in the relevant period, from (and including) the first day in such period to (but excluding) the last day in such period, divided by the number of days in the Regular Period in which the relevant period falls; and

“Regular Period” means each period from (and including) the most recent Interest Payment Date (or, if none, the Issue Date) to (but excluding) the next Interest Payment Date.

5.	Redemption and Purchase

(a)	Scheduled redemption: Unless previously redeemed, or purchased and cancelled, the Notes will be redeemed at their principal amount on June 13, 2017, subject as provided in Condition 6 (Payments).

(b)	Redemption for tax reasons: The Notes may be redeemed at the option of the Issuer in whole, but not in part, at any time, on giving not less than 30 nor more than 60 days’ notice to the Noteholders (which notice shall be irrevocable), at their principal amount, together with interest accrued to the date fixed for redemption, if:

(i)	the Issuer has or will become obliged to pay additional amounts as provided or referred to in Condition 7 (Taxation) as a result of any change in, or amendment to, the laws or regulations of The Netherlands or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations (including a holding by a court of competent jurisdiction), which change or amendment becomes effective on or after June 11, 2007; and

(ii)	such obligation cannot be avoided by the Issuer taking reasonable measures available to it;

provided, however, that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such additional amounts if a payment in respect of the Notes were then due.

Prior to the publication of any notice of redemption pursuant to this paragraph, the Issuer shall deliver to the Fiscal Agent:

(A)	a certificate signed by two managing directors of the Issuer stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred; and

(B)	an opinion of independent legal advisers of recognised standing to the effect that the Issuer has or will become obliged to pay such additional amounts as a result of such change or amendment.

Upon the expiry of any such notice as is referred to in this Condition 5(b) (Redemption and Purchase — Redemption for tax reasons), the Issuer shall be bound to redeem the Notes in accordance with this Condition 5(b).

(c)	Redemption at the option of Noteholders upon a Change of Control: Upon the occurrence of a Put Event (as defined below) each Noteholder will have the option (the “Put Option”) to require the Issuer to redeem such Note on the Put Settlement Date (as defined below) at a price equal to 101 per cent. of its principal amount together with interest accrued to (but excluding) such date.

Within 10 days after the Issuer becoming aware that a Put Event has occurred, the Issuer shall give notice (a “Put Event Notice”) to the Noteholders in accordance with Condition 14 (Notices), specifying the details relating to the occurrence of the Put Event and the procedure for the exercise of the Put Option.

In order to exercise the Put Option, the holder of a Note must, not later than 30 Business Days after the Put Event Notice is given (the “Put Period”), deposit with any Paying Agent such Note together with all unmatured Coupons relating thereto and a duly completed put option notice (a “Put Option Notice”) in the form obtainable from any Paying Agent. The Paying Agent with which a Note is so deposited shall deliver a duly completed receipt for such Note (a “Put Option Receipt”) to the depositing Noteholder. On the Business Day following the end of the Put Option Period the Fiscal Agent shall notify the Issuer in writing of the results of the exercise of the Put Option specifying the aggregate principal amount of the Notes that have been validly delivered to be redeemed in accordance with the Put Option. Provided that the Notes that are the subject of any such Put Option Notice have been delivered to the Fiscal Agent or a Paying Agent prior to the expiry of the Put Period, then the Issuer shall redeem all such Notes on the date falling five Business Days after the expiration of the Put Period (the “Put Settlement Date”).

In these Conditions, “Business Day” means any day (i) other than a Saturday or a Sunday or a day on which banking institutions in Amsterdam and London are generally authorised or obligated by law or regulations to close and (ii) on which the Trans-European Automated Real-time Gross settlement Express Transfer (TARGET) system (the “Target System”) is operating and the clearing systems are generally open for business.

No Note, once deposited with a duly completed Put Option Notice in accordance with this Condition 5(c) (Redemption and Purchase — Redemption at the option of Noteholders upon a Change of Control) may be withdrawn; provided, however, that if, prior to the Put Settlement Date, any such Note becomes immediately due and payable or, upon due presentation of any such Note on the Put Settlement Date, payment of the redemption moneys is improperly withheld or refused, the relevant Paying Agent shall mail notification thereof to the depositing Noteholder at such address as may have been given by such Noteholder in the relevant Put Option Notice and shall hold such Note at its Specified Office for collection by the depositing Noteholder against surrender of the relevant Put Option Receipt. For so long as any outstanding Note is held by a Paying Agent in accordance with this Condition 5(c) (Redemption and Purchase — Redemption at the option of Noteholders upon a Change of Control) the depositor of such Note and not such Paying Agent shall be deemed to be the holder of such Note for all purposes.

In this Condition 5(c) (Redemption and Purchase — Redemption at the option of Noteholders upon a Change of Control) a “Put Event” shall be deemed to have occurred each time (a) a Change of Control occurs and (b) within the Change of Control Period a Rating Downgrade occurs in respect of that Change of Control or, as the case may be, potential Change of Control.

A “Change of Control” in respect of the Issuer shall be deemed to have occurred each time:

(i)	Control of the Issuer is acquired or deemed to be held by a Person or any Persons acting in concert which at June 11, 2007 does or do not have (and would not be deemed to have) such Control; or

(ii)	the Issuer consolidates with or merges into any other corporation (unless the shareholders of the Issuer immediately before such transaction own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the outstanding voting securities of the corporation resulting from such transaction in substantially the same relative proportions as their ownership of the share capital immediately before such transaction), provided however a Change of Control will not be deemed to have occurred solely as a result of (x) the issuance or transfer, with the cooperation of the supervisory board (raad van commissarissen) or the management board (raad van bestuur) of the Issuer or the Issuer’s shareholders, as applicable, of any preferred shares in the Issuer’s share capital; or (y) the Issuer’s abandoning, limiting or changing the “structure regime” upon the proposal of the management board of the Issuer and approval by the supervisory board of the Issuer or the Issuer’s shareholders, as applicable.

“Control” means (a) beneficial ownership of 51 per cent. or more of the ordinary shares of the Issuer or (b) control of or right to otherwise control the affairs and policies of the Issuer or its business (whether as the result of the acquisition of assets or otherwise).

A “Rating Downgrade” shall be deemed to have occurred in respect of a Change of Control if:

(i)	within the Change of Control Period:

(a)	the investment grade credit rating (Baa3/BBB-, or equivalent, or better) assigned to the Notes by any Rating Agency is (x) either downgraded to a non-investment grade credit rating (Ba1/BB+, or equivalent, or worse) or withdrawn and (y) is not within the Change of Control Period subsequently (in the case of a downgrade) upgraded or (in the case of a withdrawal) reinstated to an investment grade credit rating by such Rating Agency; or

(b)	the non-investment grade credit rating (Ba1/BB+, or equivalent, or worse) assigned to the Notes by any Rating Agency is (x) downgraded by one or more notches (for illustration, Ba1/BB+ to Ba2/BB being one notch) or withdrawn and (y) is not within the Change of Control Period subsequently (in the case of a downgrade) upgraded or (in the case of a withdrawal) reinstated to its earlier credit rating or better by such Rating Agency; or

(c)	the Notes have no credit rating, and no Rating Agency assigns within the Change of Control Period an investment grade credit rating to the Notes (unless the Issuer is unable to obtain such a rating within such period having used all reasonable endeavours to do so and such failure is unconnected to the Change of Control), provided that if on the Relevant Announcement Date the Notes carry a credit rating from more than one rating agency, at least one of which is investment grade, then sub-paragraph (a) will apply; and

(ii)	in making the relevant decision(s) referred to in (a) and (b) above, the relevant Rating Agency announces publicly or confirms in writing to the Issuer, the Fiscal Agent or any Noteholder, that such decision(s) resulted directly, in whole or to a significant degree, from the occurrence of the Change of Control or, as the case may be, potential Change of Control, provided that if the rating designations employed by any Rating Agency are changed from those in force at the time of the Issue Date, the Issuer shall determine the rating designations of such Rating Agency as are most equivalent to the prior rating designations of such Rating Agency and this Condition 5(c) (Redemption and Purchase — Redemption at the option of Noteholders upon a Change of Control) shall be read accordingly.

“Rating Agencies” means Moody’s Investors Service, Inc and / or Standard & Poor’s Rating Services, a division of the McGraw-Hill Companies Inc. and / or Fitch Ratings and their respective successors or affiliates and / or any other rating agency of equivalent international standing specified from time to time by the Issuer which has a current rating of Notes at any relevant time (each a “Rating Agency”).

“Change of Control Period” means the period commencing on the Relevant Announcement Date and ending 180 days after the Change of Control, or such longer period for which the Notes are under consideration (such consideration having been announced publicly within the period ending 180 days after the Change of Control) for rating review or, as the case may be, under consideration for rating by a rating agency, such period not to exceed 90 days after the public announcement of such consideration.

“Relevant Announcement Date” means the earlier of (x) the date of the first public announcement of the relevant Change of Control; and (y) the date of the first public announcement or statement by the Issuer, any actual or potential bidder or any advisor thereto relating to any potential Change of Control where within 180 days following the date of such announcement or statement, a Change of Control occurs.

(d)	Redemption at the option of the Issuer: The Notes may be redeemed at the option of the Issuer in whole or in part on any date (each, a “Call Settlement Date”) on the Issuer’s giving not less than 30 nor more than 60 days’ notice to the Noteholders (which notice shall be irrevocable and shall oblige the Issuer to redeem the Notes on the relevant Call Settlement Date) at an amount (the “Early Redemption Amount”) equal to the principal amount of the Notes plus accrued interest to the relevant Call Settlement Date plus the Applicable Premium.

For the purpose of this Condition 5(d) (Redemption and Purchase):

“Applicable Premium” means, with respect to any Note on any Call Settlement Date, the greater of:

(i)	1.0 per cent. of the principal amount of the Note; or

(ii)	the excess of:

(A)	the present value at such Call Settlement Date of (i) the principal amount of the Notes at maturity plus (ii) all required interest payments due on the Note through June 13, 2017 (excluding accrued but unpaid interest to the Call Settlement Date), computed using a discount rate equal to the Bund Rate as of the third Business Day prior to such Call Settlement Date plus 50 basis points; over

(B)	the principal amount of the Note, if greater.

“Bund Rate” means, with respect to any Call Settlement Date, the rate per annum equal to the equivalent yield to maturity as of the third Business Day prior to such date of the Comparable German Bund Issue, assuming a price for the Comparable German Bund Issue (expressed as a percentage of its principal amount) equal to the Comparable German Bund Price on such date of determination, where:

(i)	“Comparable German Bund Issue” means the German Bundesanleihe security selected by any Reference German Bund Dealer as having a fixed maturity most nearly equal to the period from such Call Settlement Date to June 13, 2017 and that would be utilised, at the time of selection and in accordance with customary financial practice, in pricing new issues of Euro denominated corporate debt securities in a principal amount approximately equal to the then outstanding principal amount of the Notes and of a maturity most nearly equal to June 13, 2017; provided, however, that, if the period from such Call Settlement Date to June 13, 2017 is less than one year, a fixed maturity of one year shall be used;

(ii)	“Comparable German Bund Price” means, with respect to any relevant date, the average of all Reference German Bund Dealer Quotations for such date (which, in any event, must include at least two such quotations), after excluding the highest and lowest such Reference German Bund Dealer Quotations or, if the Issuer obtains fewer than four such Reference German Bund Dealer Quotations, the average of all such quotations;

(iii)	“Reference German Bund Dealer” means any dealer of German Bundesanleihe securities appointed by the Issuer; and

(iv)	“Reference German Bund Dealer Quotations” means, with respect to each Reference German Bund Dealer and any relevant date, the average as determined by the Issuer of the bid and offered prices for the Comparable German Bund Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Issuer by such Reference German Bund Dealer at or about 3:30 p.m. Frankfurt, Germany time on the third business day (being for this purpose a day on which banks are open for business in Frankfurt and London) preceding the relevant date.

(e)	Purchase: The Issuer or any of its Subsidiaries may at any time purchase Notes in the open market or otherwise and at any price, provided that all unmatured Coupons are purchased therewith.

(f)	Cancellation: All Notes so redeemed or purchased by the Issuer or any of its Subsidiaries and any unmatured Coupons attached to or surrendered with them shall be cancelled and may not be reissued or resold.

6.	Payments

(a)	Principal: Payments of principal shall be made only against presentation and (provided that payment is made in full) surrender of Notes at the Specified Office of any Paying Agent outside the United States by transfer to a Euro account (or other account to which Euro may be credited or transferred) maintained by the payee with, a bank in a city in which banks have access to the Target System.

(b)	Interest: Payments of interest shall, subject to paragraph (f) (Payments other than in respect of matured Coupons) below, be made only against presentation and (provided that payment is made in full) surrender of the appropriate Coupons at the Specified Office of any Paying Agent outside the United States in the manner described in paragraph (a) (Principal) above.

(c)	Payments subject to fiscal laws: All payments in respect of the Notes are subject in all cases to any applicable fiscal or other laws and regulations in the place of payment, but without prejudice to the provisions of Condition 7 (Taxation). No commissions or expenses shall be charged to the Noteholders or Couponholders in respect of such payments.

(d)	Deduction for unmatured Coupons: If a Note is presented without all unmatured Coupons relating thereto, then:

i)	if the aggregate amount of the missing Coupons is less than or equal to the amount of principal due for payment, a sum equal to the aggregate amount of the missing Coupons will be deducted from the amount of principal due for payment; provided, however, that if the gross amount available for payment is less than the amount of principal due for payment, the sum deducted will be that proportion of the aggregate amount of such missing Coupons which the gross amount actually available for payment bears to the amount of principal due for payment;

ii)	if the aggregate amount of the missing Coupons is greater than the amount of principal due for payment:

(A)	so many of such missing Coupons shall become void (in inverse order of maturity) as will result in the aggregate amount of the remainder of such missing Coupons (the “Relevant Coupons”) being equal to the amount of principal due for payment; provided, however, that where this sub-paragraph would otherwise require a fraction of a missing Coupon to become void, such missing Coupon shall become void in its entirety; and

(B)	a sum equal to the aggregate amount of the Relevant Coupons (or, if less, the amount of principal due for payment) will be deducted from the amount of principal due for payment; provided, however, that, if the gross amount available for payment is less than the amount of principal due for payment, the sum deducted will be that proportion of the aggregate amount of the Relevant Coupons (or, as the case may be, the amount of principal due for payment) which the gross amount actually available for payment bears to the amount of principal due for payment.

Each sum of principal so deducted shall be paid in the manner provided in paragraph (a) (Principal) above against presentation and (provided that payment is made in full) surrender of the relevant missing Coupons. No payments will be made in respect of void coupons.

(e)	Payments on Business Days: If the due date for payment of any amount in respect of any Note or Coupon is not a Business Day in the place of presentation, the holder shall not be entitled to payment in such place of the amount due until the next succeeding Business Day in such place and shall not be entitled to any further interest or other payment in respect of any such delay.

(f)	Payments other than in respect of matured Coupons: Payments of interest other than in respect of matured Coupons shall be made only against presentation of the relevant Notes at the Specified Office of any Paying Agent outside the United States.

(g)	Partial payments: If a Paying Agent makes a partial payment in respect of any Note or Coupon presented to it for payment, such Paying Agent will endorse thereon a statement indicating the amount and date of such payment.

7.	Taxation

All payments of principal and interest in respect of the Notes and the Coupons by or on behalf of the Issuer shall be made free and clear of, and without withholding or deduction for or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or on behalf of The Netherlands or any political subdivision thereof or any authority therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event the Issuer shall pay such additional amounts as will result in receipt by the Noteholders and the Couponholders after such withholding or deduction of such amounts as would have been received by them had no such withholding or deduction been required (the “Additional Amounts”), except that no such additional amounts shall be payable in respect of any Note or Coupon presented for payment:

(a)	by or on behalf of a holder which is liable to such taxes, duties, assessments or governmental charges in respect of such Note or Coupon by reason of its having some connection with The Netherlands other than the mere holding of the Note or Coupon; or

(b)	where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(c)	by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note or Coupon to another Paying Agent in a member state of the European Union; or

(d)	more than 30 days after the Relevant Date except to the extent that the holder of such Note or Coupon would have been entitled to such Additional Amounts on presenting such Note or Coupon for payment on the last day of such period of 30 days.

In these Conditions, “Relevant Date” means whichever is the later of (1) the date on which the payment in question first becomes due and (2) if the full amount payable has not been received by the Fiscal Agent on or prior to such due date, the date on which (the full amount having been so received) notice to that effect has been given to the Noteholders.

Any reference in these Conditions to principal or interest shall be deemed to include any Additional Amounts in respect of principal or interest (as the case may be) which may be payable under this Condition 7 (Taxation).

If the Issuer becomes subject at any time to any taxing jurisdiction other than The Netherlands references in these Conditions to The Netherlands shall be construed as references to The Netherlands and/or such other jurisdiction.

8.	Events of Default

If any of the following events occurs:

(a)	Non-payment: The Issuer fails to pay any amount of principal or interest in respect of the Notes within 15 days of the due date for payment thereof; or

(b)	Breach of other obligations: The Issuer defaults in the performance or observance of any of its other obligations under or in respect of the Notes and such default remains unremedied for

30 days after written notice thereof, addressed to the Issuer by any Noteholder, has been delivered to the Issuer or to the Specified Office of the Fiscal Agent; or

(c)	Cross-acceleration of Issuer or Subsidiary:

(i)	any Indebtedness of the Issuer or any of its Subsidiaries is not paid when due or (as the case may be) within any originally applicable grace period;

(ii)	any such Indebtedness becomes due and payable prior to its stated maturity otherwise than at the option of the Issuer or (as the case may be) the relevant Subsidiary or (provided that no event of default, howsoever described, has occurred) any person entitled to such Indebtedness provided that the same is not remedied within 15 Business Days after such event occurs; or

(iii)	the Issuer or any of its Subsidiaries fails to pay any amount payable by it under any Guarantee of any Indebtedness when due or (as the case may be) within any originally applicable grace period;

provided that (A) the obligation in respect of such non-payment is not being disputed in good faith by the Issuer or any of its Subsidiaries and (B) the amount of Indebtedness referred to in sub-paragraph (i) and/or sub-paragraph (ii) above and/or the amount payable under any Guarantee referred to in sub-paragraph (iii) above individually or in the aggregate exceeds €20,000,000 (or its equivalent in any other currency or currencies); or

(d)	Unsatisfied judgment: One or more final judgment(s) or final order(s) for the payment of any amount/an amount in excess of €20,000,000 (or its equivalent in any other currency or currencies) is rendered against the Issuer or any of its Subsidiaries and continue(s) unsatisfied and unstayed for a period of 30 days after the date(s) thereof or, if later, the date therein specified for payment; or

(e)	Insolvency, etc: (i) The Issuer or any of its Material Subsidiaries takes any action for a readjustment or deferment of any of its obligations or makes a general assignment or an arrangement or composition with or for the benefit of its creditors or declares a moratorium in respect of any of its Indebtedness or any Guarantee of any Indebtedness given by it, (ii) the Issuer or any of its Material Subsidiaries becomes bankrupt (wordt failliet verklaard) or subject to a moratorium of payments (surseance van betaling) or (iii) the Issuer or any of its Material Subsidiaries ceases or threatens to cease to carry on all or any substantial part of its business (otherwise than, in the case of a Material Subsidiary of the Issuer, for the purposes of or pursuant to an amalgamation, reorganisation or restructuring whilst solvent); or

(f)	Winding up, etc: An order is made or an effective resolution is passed for the winding up, liquidation or dissolution of the Issuer or any of its Material Subsidiaries (otherwise than, in the case of a Material Subsidiary of the Issuer, for the purposes of or pursuant to an amalgamation, reorganisation or restructuring whilst solvent), then any Note may, by written notice addressed by the holder thereof to the Issuer and delivered to the Issuer or to the Specified Office of the Fiscal Agent, be declared immediately due and payable, whereupon it shall become immediately due and payable at its principal amount together with accrued interest without further action or formality.

In this Condition 8 (Events of Default):

“Guarantee” means, in relation to any Indebtedness of any Person, any obligation of another Person to pay such Indebtedness including (without limitation):

(a)	any obligation to purchase such Indebtedness;

(b)	any obligation to lend money, to purchase or subscribe shares or other securities or to purchase assets or services in order to provide funds for the payment of such Indebtedness;

(c)	any indemnity against the consequences of a default in the payment of such Indebtedness; and

(d)	any other agreement to be responsible for such Indebtedness;

“Indebtedness” means any indebtedness of any Person for money borrowed or raised including (without limitation) any indebtedness for or in respect of:

(a)	amounts raised by acceptance under any acceptance credit facility;

(b)	amounts raised under any note purchase facility;

(c)	the amount of any liability in respect of leases or hire purchase contracts which would, in accordance with applicable law and generally accepted accounting principles, be treated as finance or capital leases;

(d)	the amount of any liability in respect of any purchase price for assets or services the payment of which is deferred for a period in excess of 60 days; and

(e)	amounts raised under any other transaction (including, without limitation, any forward sale or purchase agreement) having the commercial effect of a borrowing;

“Material Subsidiary” at all times shall mean a Subsidiary of the Issuer:

(a)	whose gross revenues attributable to the Issuer (consolidated in the case of a Subsidiary which itself has Subsidiaries) or whose total assets (consolidated in the case of a Subsidiary which itself has Subsidiaries) represent not less than 5 per cent. of the consolidated gross revenues of the Issuer and its Subsidiaries taken as a whole attributable to the shareholders of the Issuer, or, as the case may be, consolidated total assets of the Issuer and its Subsidiaries taken as a whole, all as calculated respectively by reference to the then latest audited accounts (consolidated or, as the case may be, unconsolidated) of the Subsidiary and the then latest audited consolidated accounts of the Issuer and its Subsidiaries; or

(b)	to which is transferred the whole or substantially the whole of the undertaking and assets of a Subsidiary of the Issuer which immediately before the transfer is a Material Subsidiary,

all as more particularly defined in the Agency Agreement.

A report of the Issuer signed by two managing directors that in its opinion a Subsidiary of the Issuer is or is not or was or was not at any particular time or throughout any specified period a Material Subsidiary shall, in the absence of manifest error, be conclusive and binding on all parties.

9.	Prescription

Claims in respect of the Notes and Coupons shall become void unless the relevant Notes are presented for payment within five years of the appropriate Relevant Date.

10.	Replacement of Notes and Coupons

If any Note or Coupon is lost, stolen, mutilated, defaced or destroyed, it may be replaced at the Specified Office of the Fiscal Agent and the Paying Agent having its Specified Office in Luxembourg, subject to all applicable laws and stock exchange requirements, upon payment by the claimant of the expenses incurred in connection with such replacement and on such terms as to evidence, security, indemnity and otherwise as the Issuer may reasonably require. Mutilated or defaced Notes or Coupons must be surrendered before replacements will be issued.

11.	Paying Agents

In acting under the Agency Agreement and in connection with the Notes and the Coupons, the Paying Agents act solely as agents of the Issuer and do not assume any obligations towards or relationship of agency or trust for or with any of the Noteholders or Couponholders.

The initial Paying Agents and their initial Specified Offices are listed below. The Issuer reserves the right at any time to vary or terminate the appointment of any Paying Agent and to appoint a successor fiscal agent and additional or successor paying agents; provided, however, that the Issuer shall at all times maintain (a) a fiscal agent, (b) a paying agent in Luxembourg and (c), if European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 is brought into force, a paying agent in a member state of the European Union that will not be obliged to withhold or deduct tax pursuant to such Directive or any law implementing or complying with, or introduced to conform to, such Directive.

Notice of any change in any of the Paying Agents or in their Specified Offices shall promptly be given to the Noteholders.

12.	Meetings of Noteholders; Modification

(a)	Meetings of Noteholders: The Agency Agreement contains provisions for convening meetings of Noteholders to consider matters relating to the Notes, including the modification of any provision of these Conditions. Any such modification may be made if sanctioned by an Extraordinary Resolution. Such a meeting may be convened by the Issuer and shall be convened by it upon the request in writing of Noteholders holding not less than one-tenth of the aggregate principal amount of the outstanding Notes. The quorum at any meeting convened to vote on an Extraordinary Resolution will be two or more persons holding or representing one more than half of the aggregate principal amount of the outstanding Notes or, at any adjourned meeting, two or more persons being or representing Noteholders whatever the principal amount of the Notes held or represented; provided, however, that certain proposals (including any proposal to change any date fixed for payment of principal or interest in respect of the Notes, to reduce the amount of principal or interest payable on any date in respect of the Notes, to alter the method of calculating the amount of any payment in respect of the Notes or the date for any such payment, to change the currency of payments under the Notes or to change the quorum requirements relating to meetings or the number of votes required to pass an Extraordinary Resolution (each, a “Reserved Matter”)) may only be sanctioned by an Extraordinary Resolution passed at a meeting of Noteholders at which two or more persons holding or representing not less than three-quarters or, at any adjourned meeting, one quarter of the aggregate principal amount of the outstanding Notes form a quorum. Any Extraordinary Resolution duly passed at any such meeting shall be binding on all the Noteholders and Couponholders, whether present or not.

In addition, a resolution in writing signed by or on behalf of all Noteholders who for the time being are entitled to receive notice of a meeting of Noteholders will take effect as if it were an Extraordinary Resolution. Such a resolution in writing may be contained in one document or several documents in the same form, each signed by or on behalf of one or more Noteholders.

(b)	Modification: The Issuer may make amendments to the Notes and these Conditions without the consent of the Noteholders or the Couponholders that are (i) not prejudicial to the interests of the Noteholders, (ii) of a formal, minor or technical nature or (iii) made to correct a manifest error. In addition, the parties to the Agency Agreement may agree to modify any provision thereof, but the Issuer shall not agree, without the consent of the Noteholders, to any such modification unless it is of a formal, minor or technical nature, it is made to correct a manifest error or it is, in the opinion of such parties, not materially prejudicial to the interests of the Noteholders.

13.	Further Issues

The Issuer may from time to time, without the consent of the Noteholders or the Couponholders, create and issue further notes having the same terms and conditions as the Notes in all respects (or in all respects except for the first payment of interest) so as to form a single series with the Notes.

14.	Notices

Notices to the Noteholders shall be valid if published in a leading newspaper having general circulation in Luxembourg (which is expected to be Luxembourg d’Wort) and/or on the website of the Luxembourg Stock Exchange (www.bourse.lu). Any such notice shall be deemed to have been given on the date of first publication. Couponholders shall be deemed for all purposes to have notice of the contents of any notice given to the Noteholders.

15.	Governing Law and Jurisdiction

The Notes and the Coupons are governed by, and will be construed in accordance with, the laws of The Netherlands.

The Issuer agrees for the benefit of the Noteholders and the Couponholders that the courts of Amsterdam, The Netherlands are to have non-exclusive jurisdiction to settle any disputes which may arise out of or in connection with the Notes or the Coupons and that accordingly any suit, action or proceedings arising thereout or in connection therewith (together referred to as “Proceedings”) may be brought in the courts of The Netherlands.

The Issuer irrevocably and unconditionally waives and agrees not to raise any objection which it may have now or subsequently to the laying of the venue of any Proceedings in the courts of Amsterdam, The Netherlands and any claim that any Proceedings have been brought in an inconvenient forum and has further irrevocably and unconditionally agreed that a judgment in any Proceedings brought in the courts of The Netherlands shall be conclusive and binding upon the Issuer and may be enforced in the courts of any other jurisdiction.

The submission to the jurisdiction of the courts of The Netherlands referred to above shall not (and shall not be construed so as to) limit the right of any Noteholder or Couponholder to take Proceedings in any other court of competent jurisdiction, nor shall the taking of Proceedings in any one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not) if and to the extent permitted by law.

There will appear at the foot of the Conditions endorsed on each Note in definitive form the names and Specified Offices of the Fiscal Agent and the Paying Agents as set out at the end of this Offering Memorandum.